

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

<u>Via E-mail</u>
Geoff Williams
Chief Executive Officer
Westgate Acquisitions Corporation
2681 East Parleys Way, Suite 204
Salt Lake City, UT 84109

> **Re: Westgate Acquisitions Corporation**
> **Form 10-K for Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 000-53084**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>History, page 3</u>

1.   We note your disclosure of your claims locations as located in Sections 15, 15, 21, 22, T * S, R 15 E. Please amend your filing and correct the section and township descriptions.

<u>History of Claims, page 5</u>

2.   We note your disclosure of your claims locations as located in Sections 6, T 1 S, R 1 E. Please modify your filing and correct the section, range, and township descriptions. In addition please provide cross references for the claims CAP 3-10 as noted on your map to those claims renamed as LEM 1-8.

History of Claims, page 6

3.   We note you describe your company as a development stage company here in this section
         and elsewhere in your filing. The terms development and production are defined in
         Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term development
         stage should be utilized to characterize companies which have not progressed to the
         production stage but which are engaged in preparing reserves for production. The term
         production stage should be utilized to characterize companies, which are engaged in
         commercial, profit-oriented extraction of minerals. Since you do not disclose any
         reserves as defined in Industry Guide 7, it appears that you should amend your filing and
         remove terms indicating that you have progressed beyond the exploration stage, such as
         develop, development stage, and production, which appear elsewhere in your filing.
         These terms should be replaced, as needed, with terms such as explore or exploration.
         This includes the term development stage appearing in the Financial Statement head
         notes and footnotes. You may refer to Instruction 1 to paragraph (a) of Industry Guide 7
         if you require further clarification or guidance.

4.   In the description of each exploration property, please provide a clear statement that the
         property is without known reserves and the proposed program is exploratory in nature to
         comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7 and include the total
         area of your claims.

5.   Detailed sampling provides the basis for the quality estimate or grade of your mineral
         discovery. Please provide a brief description of your sample collection, sample
         preparation, and the analytical procedures used to develop your analytical results. In
         addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you
         have developed for your exploration program. These procedures would serve to inform
         potential investors regarding your sample collection and preparation, assay controls,
         sample custody, assay precision and accuracy procedures and protocols.

Nature of business, page 20

6.   We note you state that your company was organized on September 8, 1999, under the
         laws of the State of Delaware in this section. This statement conflicts with your
         statement on page 3 and the filings cover. Please modify your filing and correct this
         discrepancy.

Certifications

Exhibit 32.1

7.   We note you have filed a Section 906 certification for the year ended December 31, 2012.
         Please amend your Form 10-K to file the Section 906 certification for the year ended
         December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 with engineering questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining